DFPG INVESTMENTS, LLC

**SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS**

December 31, 2025

PUBLIC FILING

DFPG INVESTMENTS, LLC

Table of Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68730

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **DFPG Investments, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9017 S Riverside Drive, Ste. 210

(No. and Street)

Sandy   **Utah**   **84070**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Laga   **(801) 838-9999**   **dlaga@dfpg.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company

(Name – if individual, state last, first, and middle name)

1785 West 2320 South   **Salt Lake City**   **Utah**   **84119**

(Address)   (City)   (State)   (Zip Code)

10/20/2003   **457**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Laga _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DFPG Investments, LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR-240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
DFPG Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DFPG Investment, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DFPG Investment, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DFPG Investment, LLC's management. Our responsibility is to express an opinion on DFPG Investment, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DFPG Investment, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie

Haynie
Salt Lake City, Utah
February 27, 2026

We have served as DFPG Investment, LLC 's auditor since 2021.

DFPG INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS	2025
Current Assets	
Cash and Cash Equivalents	$3,762,875
Commissions Receivable	611,218
Prepaid Expenses	201,207
Related Party Receivable	1,232,062
Accounts Receivable	11,853
Total Current Assets	**5,819,215**
Other Assets	
Operating Lease – ROU Asset	139,516
Clearing Deposit	100,000
Promissory Notes Receivable	1,438,027
Office Equipment, net	4,018
Total Other Assets	**1,681,561**
Total Assets	**$7,500,776**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Commissions Payable	$448,748
Accrued Payroll and Other Liabilities	301,470
Operating Lease Liability (Current)	146,983
Accounts Payable	45,209
Total Current Liabilities	**942,410**
Other Liabilities	
Subordinated Loan	190,772
Total Other Liabilities	**190,772**
Total Liabilities	**1,133,182**
Member's Equity	**6,367,594**
1,000 membership units authorized, issued, and outstanding as of December 31, 2024	
Total Liabilities and Member's Equity	**$7,500,776**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 – Organization and Description of Business

General

DFPG Investments, LLC ("Company") is a dually registered broker dealer and registered investment advisor that was incorporated in the state of Utah on October 13, 2010, for the purpose of providing brokerage and investment management services. The Company is registered to engage in the securities business as a broker-dealer in all 50 states and Washington, D.C. under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the business of securities investments with the general public. The Company predominantly conducts transactions in mutual funds, variable annuities, private placements, publicly registered non-traded funds, DPPs, and municipal fund securities. The Company has branch office locations in Alabama, Alaska, Arizona, California, Colorado, Florida, Hawaii, Idaho, Illinois, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, New York, North Dakota, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas, Utah, and Wisconsin.

On April 2, 2019 the Company converted from a Utah S-Corporation to a Utah limited liability company. In connection with this change, there was also a change in the structure of the ownership. DFPG Investments, LLC is 100% owned by Falcon Park Capital, LLC ("FPC").

On August 31, 2023, the Company's registered investment advisor was contributed to a successor entity, Diversify Advisory Services, LLC. Diversify Advisory Services, LLC is 100% owned by FPC. As a result of the separation, the Company is no longer a dually registered broker dealer and registered investment advisor.

On December 30, 2023, FPC completed the acquisition of three (3) wealth management practices, which included certain registered representatives and investment advisor representatives who are now dually registered with the Company and Diversify Wealth Management, LLC ("DWM"). DWM is 100% owned by FPC.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

The Company's accounting policy has been updated to align with ASC 606:Revenue Recognition to recognize revenue when the following criteria are met: 1) Contract with the customer has been identified; 2) Performance obligations in the contract have been identified; 3) Transaction price has been determined; 4) Transaction price has been allocated to the performance obligations; and 5) Revenue is recognized when (or as) performance obligations are satisfied. Revenues and expenses from securities transactions are generally recorded on the trade date, which is the date the transaction is executed. Certain expenses are recognized on an accrual basis pursuant to requirements set forth in SEC Rule 15c3-1.

Mutual Funds – A front-end commission for a mutual fund transaction is recorded in full by the Company at the time of the trade date. With respect to 12b-1 fees and deferred sales charges, the Company generally shall defer its incremental direct costs associated with the selling of the fund shares (such as sales representatives' commissions) and shall amortize these costs over the period in which the fees from the fund or fund shareholders are received. Indirect costs associated with selling the fund shares shall be expensed as incurred.

Annuities – Commissions for annuity transactions may be, upon the selection of the sales representative, received in a single lump sum or through a series of trailing commissions paid monthly over a period of time selected by the sales representative. Lump sum commissions are recorded in full by the Company as paid by the annuity company. Trailing commissions are recorded by the Company as received on a monthly basis from the annuity company.

Alternative Investments – Commissions for transactions in alternative investments are recorded by the Company at the time the investment is recorded by the investment company. Except for secondary market transactions, marketing allowance fees are paid to, and are recorded by, the Company either concurrently with the commission for the transaction, or on a quarterly basis commensurate with the total of investments placed by the sales representative during the previous quarter—one of the preceding methods being selected at the discretion of the investment company.

Affiliation Fees and Other Income – Affiliation Fees and Other Income consist mainly of Membership Fees and RIA Oversight Fees. Affiliation Fees ae billed monthly and are recognized when billed. RIA Oversight Fees are billed quarterly and recognized when billed.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. On December 31, 2025, cash and cash equivalents of $3,762,875, were held at one financial institution. The Company is also exposed to concentrations of credit risk related to cash deposits. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to its limit. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. As of December 31, 2025, the Company had cash of $3,512,875 in excess of FDIC limits.

Management monitors such credit risk at the financial institution and have not experienced any losses related to such risks to date.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable balances and makes provisions for potentially uncollectible balances. As of December 31, 2025, management did not believe any provision against accounts receivable was necessary, due to the recent aging status of all receivables.

RBC Capital Markets, LLC

The Company introduces certain client brokerage transactions to the clearing firm of RBC Capital Markets, LLC ("RBC") on a fully disclosed basis. RBC acts as qualified custodian for such clients and holds client's funds and securities. As a result, the Company has entered into a clearing arrangement with RBC and has established a $100,000 clearing deposit with RBC. Such deposit is refundable to the Company on termination of the clearing agreement. In August 2020, the Company renewed the clearing agreement with RBC which is now set to expire on August 23, 2025. The contract automatically renewed for three years effective August 23, 2025, at which time the clearing agreement automatically renewed for an additional three-year period per the terms of the August 2020 agreement. The clearing agreement may be cancelled without cause by providing 90-day prior written notice.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which range between three (3) and seven (7) years. As of December 31, 2025, Furniture and Equipment totaled $123,492 net of Accumulated Depreciation equal to $119,474. Depreciation expense for the year ended December 31, 2025 was $1,404.

Leases

Operating leases are primarily for office space and are included in operating lease right-of-use ("ROU") assets, operating lease expense, and operating lease liabilities. ROU assets represent our right to use an underlying asset for the lease term and the lease liabilities represents our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the term of the lease.

Operating leases with a term of one year or less, we have elected to not recognize a lease liability or Operating ROU asset on our statement of financial condition. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our statements of operations and cash flows.

The Company's operating lease and rent expense for its office space was $85,211 for the year ended December 31, 2025.

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has

been included in the financial statements. The Company is subject to federal, state and local income tax examinations by tax authorities for years 2019 and forward.

Financial Instruments

Financial instruments include accounts receivable, prepaid expenses, other assets, accrued liabilities and accounts payable. Management estimates that the carrying amount of these financial instruments represents

their fair values, which was determined by their near-term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

Beginning in 2024 annual reporting, the Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

The Company has evaluated all additional new and recent accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies. These pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Recent Accounting Standards Not Yet Adopted

In 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). This update requires public business entities to provide enhanced disclosures disaggregating certain expense captions presented on the face of the income statement, including specified natural expense categories. The standard is effective for annual periods beginning after December 15, 2026. The Company is currently evaluating the impact the adoption of this guidance will have on its financial statements.

Operating Segments and Related Disclosures

We manage our company as one reportable operating segment. That segment is DFPG Investments LLC operating as a broker dealer providing brokerage and investment management services. The segment information aligns with how the Company's Chief Operating Decision Maker (CODM) reviews and manages our business. The Company's CODM is the Company's President.

Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at the entity level. The CODM assesses performance for DFPG Investments, LLC and decides how to better allocate resources based on net income reported on the Statement of Operations. The Company's objective in making resource allocation decisions is to optimize the financial results.

For single reportable segment-level financial information, total assets, and significant non-cash transactions, see the accompanying financial statements.

Note 3 – Commitments and Contingencies

The Company has entered into various commitments related to future obligations, including contractual agreements with suppliers and customers. Additionally, the Company is party to certain legal matters and

regulatory proceedings; however, as of December 31, 2025, no accrual for contingencies had been made due to the possibility of an unfavorable outcome being deemed highly improbable. The Company will continue to monitor developments, but no provision for these potential liabilities is required at this time.

Note 4 – Notes Receivable

In 2025 the Company issued no new notes receivable. The Company forgave $234,791 in notes receivable and charged $13,600 in interest for a net forgiveness of $221,191. The total notes receivable balance was $1,438,027 as of December 31, 2025. These notes carry between a 5% and 6% interest rate each with maturity dates ranging from 2027 to 2032. All or part of the notes may be forgiven over their respective terms.

Note 5 – Related Party Transactions

During 2025, the Company effected securities transactions at several of its branch office locations. One such branch office was Diversify, Inc. located in Sandy, Utah. The owners of this branch office location also hold an ownership position in the Company.

Related Parties

Effective January 1, 2024, Falcon Park Capital, the parent company of the Company, formed Diversify Partner Services ("DPS") to provide payroll and accounts payable services to each of Falcon Park Capital's subsidiaries, including the Company. All payroll and related expenses to support the Company's employees are paid through DPS based upon established allocation policies. Each entity funds its payroll in advance. Related party receivables are due on demand.

Diversify Wealth Management (DWM) and Diversify Advisory Services (DAS) are registered investment advisors (RIAs) owned by Falcon Park Capital, LLC. Diversify Intermediate III (DI III) and Willow Creek, LLC (WC) are also entities owned by Falcon Park Capital, LLC. To facilitate payments to advisors dually registered, DFPG will pay advisors on behalf of DWM and DAS and track those payments as receivables due from DWM and DAS. DFPG also maintains an RIA Clearing account and receives some RIA funds that are then distributed to either DWM or DAS.

As of December 31, 2025, the related party balances are:

Entity	Receivable	Payable	Total
Falcon Park Capital LLC	$ 104,500	$ -	$ 104,500
DI III		102,000	(102,000)
DWM	123,963		123,963
DAS	940,381		940,381
DPS	165,843		165,843
WC		625	(625)
	$1,334,687	$ 102,625	$1,232,062

Diversify Insurance, Inc. (DII) is the entity under which insurance transactions occur for certain clients of the Registered Representatives who are also members of Diversify, a branch office of the Company. DII was created to maintain clarity and separation among the differing types of client transactions and was started by

the owners of Diversify and the Company. There are no shared expenses or reimbursement agreements between the Company and DII.

Riverside 90, LLC (Riverside) owns and operates an office building which leases space to Diversify and the Company as well as other unrelated tenants. Riverside is owned by two of the managing partners of the Company. During 2025, the Company paid Riverside operating lease payments totaling $85,211.

Subordinated Loan

The Company entered into a Subordinated Loan Agreement (the "Sub Loan") with Falcon Park Capital, LLC (the "Lender"), the Company's holding company, effective October 1, 2022. The Sub Loan was approved by FINRA and is being treated as equity capital for the purpose of calculating the Company's net capital requirement. The principal amount of the Sub Loan equaled $2,000,000 and bears interest at 6.30% per annum and has a maturity date of September 30, 2027. The Sub Loan may be prepaid, at the Company's option, any time after one year from the effective date of the Subordinated Loan Agreement. In August 2024, the Company notified and received approval from FINRA to prepay $1,350,000 of the Subordinated Loan's outstanding principal. The Company anticipates fully repaying the Sub Loan during 2026, subject to FINRA notification and approval. The Sub Loan's outstanding principal balance as of December 31, 2025, was $190,772 and the Company paid $20,613 in interest during 2025. The Company is current on all principal and interest payments.

Note 6 – Lease Commitments

The Company previously entered into an operating lease agreement for office space with Riverside 90, LLC, a related party (see Note 5). The Company renewed its operating lease agreement for an additional 60 months starting January 1, 2022 and expiring December 31, 2026. On November 10, 2023, the Company increased its leased premises and amended its operating lease agreement with Riverside 90, LLC to account for the additional space, which expires on December 31, 2026. Also on November 10, 2023, the Company entered into a sublease agreement with Diversify, Inc., a related party, for additional space on a month-to-month basis. A portion of the lease was allocated to DAS. The total that was allocated was $75,405. Net Operating lease expense was $85,211 for the year ended December 31, 2025. Subsequent to December 31, 2025, a new operating lease was signed in the name of DPS. Effective July 1, 2026, the current lease will no longer be active.

Supplemental balance sheet information related to leases were as follows:

	December 31, 2025
Operating lease right-of-use asset(s)	$ 139,516
Current lease liabilities	$ 146,983
Long-term lease liabilities	-
Total Operating Lease Liabilities	$ 146,983
Weighted-average remaining lease term	1.0 years
Weighted-average discount rate	6.0%

Maturities of lease liabilities are as follows:

	Operating Leases
Year ending December 31,	
2026	151,804
Total Lease Payments	151,804
Less: Imputed Interest	(4,821)
Total Lease Payments	$ 146,983

Note 7 – Concentrations of Risk

The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of its brokers, which are independent contractors and not employees of the Company. Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment products purchased by customers and investment companies that pay commission income.

The following represents product streams as a percentage of Commissions for the year ended December 31, 2025:

	2025
Revenue from the sale of Private Placements / DPPs	65.7%
Revenue from the sale of annuities	25.7%
Revenue from the sale of investment company shares	5.4%
Revenue from the sale of public, non-traded funds	2.0%
Other	1.3%

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2025, the Company had net capital of $3,420,157 which was $3,363,795 in excess of its required net capital of $56,362. The Company's ratio of aggregate indebtedness to net capital 0.25 to 1.

Note 9 – Outstanding Units and Ownership Positions

The Company has 1,000 membership units issued, authorized, and outstanding as of December 31, 2025 with a par value of $1.00 per share. The membership units are the sole class of equity ownership of the Company. The Company's outstanding units are 100% owned by Falcon Park Capital, LLC.

Note 10 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2025 through February 27, 2026, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.